Exhibit 99.1

Azure Power Announces Results for Fiscal Second Quarter 2022

Ebene, December 10, 2021: Azure Power Global Limited (NYSE: AZRE), a leading independent renewable power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal second quarter 2022, period ended September 30, 2021.

Fiscal Second Quarter 2022 Period ended September 30, 2021 Operating Highlights:

•

Megawatts (“MW”) Operating* were 2,210 MWs, as of September 30, 2021, an increase of 31% over September 30, 2020. Operating, Contracted & Awarded MWs* were 6,955 MWs, as of September 30, 2021. Contracted & Awarded megawatts included 4,000 MWs for which we had received Letters of Award (“LOA”) but the Power Purchase Agreements (“PPAs”) had not been signed as of September 30, 2021. Subsequent to the quarter end, we have signed PPAs for 600 MWs with SECI in relation to the 4,000 MW project, refer the detailed explanation in the key operating Metrices section below.

•	Operating revenues for the quarter ended September 30, 2021 were INR 4,386 million (US$ 59.1 million), an increase of 25% over the quarter ended September 30, 2020.
•

Net loss for the quarter ended September 30, 2021 was INR 300 million (US$ 4.0 million) against the net loss of INR 368 million for the quarter ended September 30, 2020. The decline in Net loss was primarily due to additional revenue from sale of carbon credits and reversal of stock appreciation rights (SARs) expense, offset by increase in legal and professional expense and tax expense, refer the detailed explanation in the Net loss/ (profit) section below.

•

Adjusted EBITDA for the quarter ended September 30, 2021 was INR 3,685 million (US$ 49.8 million), an increase of 59% over the quarter ended September 30, 2020. The increase was primarily due to additional revenue from new projects,  sale of carbon credits and reversal of stock appreciation rights (SARs) expense, partially offset by increase in legal and professional expense, during the quarter ended September 30, 2021.

•

Non-GAAP Cash Flow to Equity (“CFe”) from operating assets for the quarter ended September 30, 2021 was INR 1,406 million (US$ 18.9 million), an increase of 32% over the quarter ended September 30, 2020. The increase was primarily due to additional revenue from sale of carbon credits and lower interest cost relating to existing operational projects due to refinancing.

*Megawatts Operating and Megawatt Operating, Contracted & Awarded exclude the Rooftop portfolio, for which we entered into an agreement to sell in April 2021. We excluded 153 MWs from our Operating, Contracted & Awarded portfolio as of September 30, 2021, and the prior comparative period. We excluded 153 MWs from our Operating portfolio as of September 30, 2021, and 144 MWs from prior comparable period. The exclusion from prior period is for the purpose of comparison with current period, however we continue to consolidate these assets.

Key Operating Metrics

Electricity generation during the quarter and six-months ended September 30, 2021 was 1,001 million kWh and 2,113 million kWH, respectively, an increase of 231 million kWh or 30%, over the quarter ended September 30, 2020, and an increase of 460 million kWH or 28%, over the six months ended September 30, 2020. The increase in electricity generation was principally a result of an additional 529 MWs of AC (728 MWs DC) operating capacity, including our Rooftop portfolio commissioned since September 30, 2020.

Our Plant Load Factor (“PLF”) for the quarter and six month ended September 30, 2021, was 20.2% and 21.9%, compared to 18.8% and 20.8%, respectively, for the same comparable periods in 2020, which increased principally due to the addition of AC and DC capacity and improved performance by our plants, including Rooftop portfolio. Our Plant Load Factor (“PLF”), excluding rooftop portfolio, for the quarter and six month ended September 30, 2021, was 21.1% and 22.9% respectively.

We commissioned 158 MWs AC (188 MWs DC) during the three months ended September 30, 2021 and 220 MWs AC (252 MWs DC) during the six months ended September 30, 2021 against 25 MWs AC (25 MWs DC) during the comparative three months and 26 MWs AC (28 MWs DC) during the six months ended September 30, 2020.

Project cost per megawatt operating (megawatt capacity per the PPA or AC) consists of costs incurred for one megawatt of newly commissioned solar power plant capacity during the reporting period. The project cost per megawatt (DC) operating for the six months ended September 30, 2021 remains same as for comparative period i.e. INR 34.7 million (US$ 0.47 million). The project cost per megawatt (AC) operating for the six months ended September 30, 2021 was INR 39.6 million (US$ 0.53 million), compared to INR 40.4 million, for the six months ended September 30, 2020. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt for the six months ended September 30, 2021 would have been lower by approximately INR 2.9 million (US$ 0.04 million) and INR 3.3 million (US$ 0.04 million), respectively, and for the six months ended September 30, 2020, the DC and the AC costs per megawatt would have been lower by approximately INR 1.3 million and INR 1.3 million, respectively.

         As of September 30, 2021, our Operating, Contracted & Awarded megawatts were 6,955 MWs. There was no change compared to prior comparable period, other than to reflect the disposal of the Rooftop Portfolio. Contracted & Awarded megawatts included 4,000 MWs for which we had received LOAs but the PPAs had not been signed as of September 30, 2021. Subsequent to the quarter, the Company has also received letter of awards (LOA), for its first 120 MWs wind project and first 150 MWs solar – wind hybrid project, from Solar Energy Corporation of India (SECI)

Subsequent to the quarter end, we have signed PPAs for 600 MWs with SECI at a fixed tariff of INR 2.54 per kWh for supply power for 25 years, as a part of 4,000 MW manufacturing linked projects.

Megawatts Operating and Megawatts Contracted & Awarded

We measure the rated capacity of our plants in megawatts. Rated capacity is the expected maximum output that a solar power plant can produce without exceeding its design limits. We believe that tracking the growth in aggregate megawatt rated capacity is a measure of the growth rate of our business.

“Megawatts Operating” represents the aggregate cumulative megawatt rated capacity of solar power plants that are commissioned and operational as of the reporting date.

“Megawatts Contracted & Awarded” represents the aggregate megawatt rated capacity of solar power plants pursuant to customer PPAs signed, allotted or won in an auction but not commissioned and operational as of the reporting date.

Nominal Contracted Payments for Projects with PPAs

Our PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are Operating, Contracted & Awarded, unless specified.

The following table sets forth, with respect to our PPAs as referred above, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of September 30,
	2020	2021
	INR	INR	US$
Nominal contracted payments for projects with PPAs (in millions) *	515,751	575,993	7,766.9
Total estimated energy output (kilowatt hours in millions) *	151,127	179,749

* Nominal contracted payments include projects for 600 MWs which amounts to INR 98,937 million (US$1.3 billion), for which PPAs are signed subsequent to quarter end in relation to 4,000 MWs project with SECI.

The increase in Nominal Contracted Payments and total estimated energy output as of September 30, 2021, as compared to September 30, 2020, is due to inclusion of 600 MWs for which PPAs are signed subsequent to quarter end, partially offset by exclusion of our rooftop portfolio, which we have agreed to sell during the current period and the impact of current period revenue realised.

Our nominal contracted payments are not impacted for the delays in construction due to COVID-19, as revenues from our PPAs start on the date of commissioning of the project.

Portfolio Revenue Run-Rate for Projects with PPAs

Portfolio revenue run-rate for projects with PPAs equals annualized payments from customers extrapolated based on the Operating, Contracted & Awarded capacity as of the reporting dates. In estimating the portfolio revenue run-rate, we multiply the PPA contract per kilowatt hour by the estimated annual energy output for all Operating, Contracted & Awarded solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to our PPAs as referred above, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of September 30,
	2020	2021
	INR	INR	US$
Portfolio revenue run-rate for projects with PPAs (in millions) *	23,817	26,854	362.1
Estimated annual energy output (kilowatt hours in millions) *	6,772	8,181

* Portfolio revenue run-rate include projects for 600 MWs which amounts to INR 4,198 million (US$56.6 million), for which PPAs are signed subsequent to quarter end in relation to 4,000 MWs project with SECI.

The increase in portfolio revenue run-rate as of September 30, 2021, as compared to September 30, 2020, is primarily due to inclusion of 600 MWs for which PPAs are signed subsequent to quarter end, partially offset by the exclusion of our rooftop portfolio, which we have agreed to sell during the current period.

Fiscal Second Quarter 2022 Period ended September 30, 2021 Consolidated Financial Results:

Operating Revenues

Operating revenues for the quarter ended September 30, 2021 were INR 4,386 million (US$ 59.1 million), an increase of 25% from INR 3,504 million in the quarter ended September 30, 2020. This increase was mainly driven by revenue generated from projects which were commissioned after the quarter ended September 30, 2020 and additional revenue of INR 408 million (US$ 5.5 million) from sale of carbon credits, to the extent where revenue recognition criteria’s are met. Further the operating revenue for quarter ended September 30, 2021 includes INR 166 million (US$ 2.2 million) relating to Rooftop Portfolio of 153 MWs (AC), for which Company has entered into an agreement to sell during April 2021.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended September 31, 2021 increased by 15% to INR 355 million (US$ 4.8 million) from INR 309 million in the quarter ended September 30, 2020. The increase in the cost of operations was primarily due to increase in operational expenses from project commissioned after the quarter ended September 30, 2020.

The cost of operations per megawatt during the quarter ended September 30, 2021 decreased marginally to INR 0.15 million (~US$ 2,100), from INR 0.16 million (~US$ 2,200) in the same comparable period ended September 30, 2020.

General and Administrative Expenses

General and administrative expenses for the quarter ended September 30, 2021 were INR 346 million (US$ 4.7 million), a decline of INR 537 million (US$ 7.2 million) compared to the quarter ended September 30, 2020. The decrease in General and administrative expense in the current quarter was primarily due to reversal of stock appreciation rights (SARs) expense by INR 242 million (US$ 3.3 million) as compared to expense of INR 499 million in comparative quarter, partly offset by increase in legal and professional expenses of INR 177 million (US$ 2.4 million). As of September 30, 2021, 1,875,000 SARs were outstanding of which 1,682,500 SARs are not exercisable until 2024 on which we will not incur any cash payments until that time. Also refer statement of beneficial ownership of our key managerial personnel, for details.

Depreciation and Amortization

Depreciation and amortization during the quarter ended September 30, 2021 increased by INR 87 million (US$ 1.2 million), or 11%, to INR 860 million (US$ 11.6 million) compared to the quarter ended September 30, 2020. The increase primarily relates to the projects commissioned since period ended September 30, 2020.

Impairment loss

The Company entered into an agreement with Radiance Renewables Pvt. Ltd. to sell certain subsidiaries with an operating capacity of 153 MWs. We are in the process of obtaining requisite approvals from off takers and lenders for disposal of investment in Rooftop portfolio pursuant to agreement entered into with the buyer. Pending transfer of shareholding, these Rooftop entities are currently being consolidated in the Company. The Company has further recognized an impairment loss of INR 14 million (US$ 0.2 million) during the quarter ended September 30, 2021 in relation to change in fair valuations. The impairment loss offsets the amount which has been recognized in other lines items of the profit and loss account and shall not impact the overall profitability of the Company.

Interest Expense, Net

Net interest expense during the quarter ended September 30, 2021 increased by INR 394 million (US$ 5.3 million), or 19% compared to the quarter ended September 30, 2020, to INR 2,417 million (US$ 32.6 million). The increase is primarily due to an increase in interest expense of INR 237 million (US$ 3.2 million) on borrowings related to projects commissioned after quarter ended September 30, 2020 after considering refinancing, interest reset, non-recurring charges relating to refinancing of 5.5% Solar Green bonds INR 109 million (US$ 1.5 million) and INR 115 million (US$ 1.6 million) relating to one time charge related to refinancing of existing loans, partially offset by INR 67 million (US$ 0.9 million) for higher interest income on account of higher cash available during the quarter ended September 30, 2021.

Gain on Foreign Currency Exchange

The Indian Rupee (“INR”) appreciated against the U.S. dollar by INR 0.1 (or 0.1%) for every US$ 1.00 during the quarter from June 30, 2021 to September 30, 2021. During the quarter ended September 30, 2021, we have reported a gain of INR 127 million (US$ 1.7 million) on foreign exchange as compared to a gain of INR 13 million, during the quarter ended September 30, 2020. Current quarter foreign exchange gain is primarily related to net gain on exchange difference on settlement of Solar Green Bonds.

Other Expenses/ (Income), Net

Other expenses (net), primarily consists of income from current investments and other incidental expense. During the quarter ended September 30, 2021, we have reported other expense (net) of INR Nil as compared to other income (net) of INR 6 million, during the quarter ended September 30, 2020.

Income Tax Expense/ (Benefit)

Income tax expense during the quarter ended September 30, 2021 was INR 821 million (US$ 11.1 million), compared to an income tax benefit of INR 97 million in the quarter ended September 30, 2020. During the period the company has recognized a deferred tax expense (net) on account of movement in the carrying amount of certain assets and liabilities and their tax base and commissioning of new projects and sale of carbon credit emission.

Net profit/ (Loss)

Net loss for the quarter ended September 30, 2021 was INR 300 million (US$ 4.0 million), decline of INR 68 million (US$ 0.9 million) compared to a net loss of INR 368 million for the quarter ended September 30, 2020. The loss was lower primarily on account of additional income on sale of carbon credits amounting INR 408 million (US$ 5.5 million) and reversal of stock appreciation rights (SARs) expense by INR 242 million (US$ 3.3 million), offset by higher legal and professional expenses of INR 177 million (US$ 2.4 million). However there has been increase in tax expense and interest expense which led to net reduction of INR 68 million (US$ 0.9 million) in net loss for the quarter.

Cash Flow and Working Capital

Cash flow from operating activities for the quarter and six months ended September 30, 2021 was INR 925 million (US$ 12.4 million) and INR 1,853 million (US$ 25.1 million), compared to cash flow used in operating activities of INR 2,993 million and INR 2,431 million, for the prior comparable period. The cash flow from operating activities during current quarter was lower on account of increase in receivables. Subsequent to quarter end, the Company has received proceeds of INR 467 million (US$ 6.3 million) from sale of carbon credits. The cash flow from operating activities for six month was higher on account of increase in net operating profits and collections.

During, the quarter ended September 30, 2021, working capital outflow was INR 351 million (US$ 4.9 million), compared to an inflow of INR 1,369 million, for the quarter ended September 30, 2020, primarily on account of additional interest payment on refinance of 5.5% Solar Green bonds and higher accounts receivables during the current period. During the six months ended September 30, 2021, the working capital outflow was INR 1,489 million (US$ 20.1 million), compared to an outflow of INR 866 million, for the six months ended September 30, 2020 primarily on account of an increase in accounts receivables and additional interest payment on refinance of 5.5% Solar Green bonds. Subsequent to quarter/ period end, the Company has received proceeds of INR 467 million (US$ 6.3 million) from sale of carbon credits.

Our days receivables (excluding Rooftop portfolio), including receivable from sale of carbon credit were 125 days as of September 30, 2021, as compared to 116 days as of March 31, 2021. Subsequent to quarter/ period end, the Company has received proceeds of INR 467 million (US$ 6.3 million) from sale of carbon credits. Excluding income and related receivables from sale of carbon credit, our days receivables would be 116 days.

Cash used in investing activities for the quarter ended September 30, 2021 was INR 4,477 million (US$ 60.5 million), compared to INR 5,315 million for the corresponding quarter in 2020, primarily due to higher capital expenditures for new solar projects by INR 834 million (US$ 11.3 million). Cash used in investing activities for the six months ended September 30, 2021 was INR 11,961 million (US$ 161.6 million), compared to outflow of INR 7,174 million for the corresponding period in 2020, primarily due to higher capital expenditures for new solar projects by INR 4,927 million (US$ 66.4 million).

Cash flow from financing activities for the quarter ended September 30, 2021 was INR 4,423 million (US$ 59.9 million), compared to INR 3,088 million in corresponding period in 2020, primarily due to net higher proceeds of debt, net of refinancing of Solar Green Bonds taken during current quarter. Cash flow from financing activities for the six months ended September 30, 2021 was INR 13,336 million (US$ 179.8 million), compared to INR 3,356 million in corresponding period in 2020, primarily due to higher net proceeds of debt, net of refinancing of Solar Green Bonds taken during current period.

Liquidity Position

As of September 30, 2021, we had INR 9,513 million (US$ 128.3 million) of cash, cash equivalents. In addition, we had INR 9,780 million (US$ 131.9 million) of short-term restricted cash as at September 30, 2021 that we expect to be utilised primarily for capital expenditures over the next twelve months. We had undrawn project debt commitments excluding Rooftop portfolio of INR 17,803 million (US$ 240.1 million) as of September 30, 2021.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP metric, please refer to the reconciliation of Net (loss)/ Profit to Adjusted EBITDA in this document.

Adjusted EBITDA was INR 3,685 million (US$ 49.8 million) for the quarter ended September 30, 2021, compared to INR 2,312 million for the quarter ended September 30, 2020. The increase was primarily due to projects which were commissioned after the quarter ended September 30, 2020, incremental revenue from sale of carbon credits amounting INR 408 million (US$ 5.5 million) and reversal of stock appreciation rights (SARs) expense amounting INR 242 million (US$ 3.3 million), offset by increase in legal and professional expenses by INR 177 million (US$ 2.4 million). The EBITDA includes INR 284 million (US$ 3.8 million) related to Rooftop portfolio of 153 MWs (AC), for which Company has entered into an agreement to sell during April 2021.

Cash Flow to Equity (CFe) from Operating Assets

CFe is a Non-GAAP metric, please refer to the reconciliation of total CFe to GAAP Cash from Operating Activities in this document.

Cash Flow to Equity from Operating Assets was INR 1,406 million (US$ 18.9 million) for the quarter ended September 30, 2021, an increase of 32% compared to INR 1,066 million for the quarter ended September 30, 2020. The increase was primarily due to projects which were commissioned after the quarter ended September 30, 2020, incremental revenue from sale of carbon credits and lower interest cost due to projects refinancing.

COVID-19 Update

We are continuously monitoring the COVID-19 situation and taking the requisite steps to address the situation. Few of our project’s construction activities were negatively impacted by the second wave of COVID-19. We have received extensions on our projects which were impacted due to COVID-19. We continue to engage with our offtakers for extensions relating to scheduled commissioning on certain renewable energy projects, in reference to relaxation granted by Ministry of New & Renewable Energy (MNRE) in current year, amid disruption due to second wave of COVID-19.

Other updates

During the current quarter, the Company has issued Solar Green bonds (the "Bond") of US $414 Million, through its wholly owned subsidiary, Azure Power Energy Ltd at coupon of 3.575% maturing in 2026. The proceeds from this bond were used to repay the existing 5.50% US$ 500 Million Solar Green Bond issued in 2017. The Bond has a tenor of 5 years with amortisation and waterfall structures and is a leverage-positive transaction for the Group.

During the current year, the Company received complaints and anonymous whistle-blower reports which made various claims against certain of the Company’s Key Managerial Personnel, related to their and the Company’s actions in relation to the acquisition of and use of land in Rajasthan, Assam and Uttar Pradesh, as well as certain other corporate actions. The Company, through its Audit Committee, and with the assistance of external counsel and forensic auditors, has completed its investigation to determine whether the allegations made in the complaints or contained in the whistle-blower reports are substantive. The issues raised, including those raised against Key Management Personnel, have been resolved or found to be groundless; however, the Company determined that its ethics policies regarding external consultants should be enhanced.  The Company, through its Audit Committee, and with the assistance of external counsel will be taking remedial steps (including training and policy review).

During the current period, Company had received a favorable order from the Appellate Tribunal for Electricity (“APTEL”) relating to our ongoing litigation in relation to the 40 MW Karnataka project, where APTEL had set aside the order of Karnataka Regulatory Commission (“KERC”), wherein the KERC had reduced extension of time, reduced the PPA tariff and imposed liquidated damages. Subsequent to period end, the KERC has further filed an appeal with Supreme Court against the order.

Subsequent to the quarter end, The Company has received an unfavorable order from appellate authority from the Mumbai Centre for International Arbitration (“MCIA”), relating to arbitration proceedings initiated by EX- CEO in relation to his transition agreement. Company is in process of evaluating the order received and will take necessary action in due course.

During current period, Supreme Court of India while passing an order for a petition filed under public interest litigation (PIL) aimed at the conservation of two species of birds, the Great Indian Bustard and the Lesser Florican directed the states of Rajasthan and Gujrat to take necessary steps for conversion of overhead power lines to underground lines and in the interim install bird diverters on the overhead lines. In the order SC had also intimated for formation of a committee for evaluating feasibility of conversion of overhead lines to underground and issues thereof, wherever considered feasible by committee conversion of overhead and underground is to take place within a period of one year. The order mentioned the pass through of such expenses incurred by the Company to the ultimate consumer, subject to approval of the Competent Regulatory Authority. In line to the SPDA application, Union of India (Ministry of New and Renewable (MNRE), Ministry of Environment, Forest and Climate Change (MoEF & CC), Ministry of Power (MoP) has also submitted a modification application seeking allowance for laying of over-head cables outside priority areas as well as inside priority areas if the cables are of high/extra high voltage of 66KV or above. The application further recommends that even for 33 kV and below lines, if there is constraints on availability of land and safety concerns, this should be referred to the committee formed by recommendation of the court, which could assess the feasibility of the undergrounding. Management has preliminarily assessed that any costs incurred to comply with the said order are likely to be substantially or wholly recoverable by the Company under provisions of change in law and/or force majeure of their respective PPAs.”

The Enforcement Directorate of India filed a Prosecution Complaint with a special court in New Delhi on October 1, 2021, in respect of an earlier Enforcement Case Information Report wherein Mr. Pawan Kumar Agrawal, the current Chief Financial Officer of the Company, is one of those named and charged with the commission of offences under Sections 3 and 4 of the Prevention of Money Laundering Act, 2002 of India in relation to Mr. Agrawal’s prior employment. The relevant transactions that are the subject of the complaint predated Mr. Agrawal’s tenure as an employee and as Chief Financial Officer of the Company, and the criminal charges are not directed at, and do not concern, the Company or its subsidiaries. The Company will continue to monitor the proceedings as Mr. Agrawal defends the charges made against him.

Guidance for Fiscal Year 2022 and third fiscal quarter of 2022

For the fiscal year ending March 31, 2022, we continue to expect MWs operational to be between 2,750 – 2,955, excluding the rooftop portfolio, for which we have entered into an agreement to sell during the current period. We continue to expect revenues of between INR 17,900 – 18,900 million (or US$ 241 – 255 million converted exchange rate of INR 74.16 to US$ 1.00 on September 30, 2021).

With respect to our revenue guidance, we would like to highlight that approximately 90% of the expected revenue is from projects already commissioned and operating and have not been materially impacted due to COVID-19. Our remaining revenue is subject to when plants under construction are completed and completion timelines are currently more difficult to forecast due to disruptions related to COVID-19. However, the timing of commissioning of our under-construction projects does not impact our revenues we expect during the 25-year PPA because revenues begin from the actual date of commissioning.

For the third fiscal quarter of 2022, we expect revenues of between INR 4,100 – INR 4,300 million (or US$ 55.3 – US$ 58.0 million at the September 30, 2021 exchange rate of INR 74.16 to US$ 1.00) and a PLF of between 19.5% and 20.5%.

Webcast and Conference Call Information

We will hold our quarterly conference call to discuss earnings results on December 13, 2021 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialing +1-866-746-2133 (in the U.S.) and +91-22-6280-1444 (outside the U.S.) and reference the Azure Power Fiscal Second Quarter 2022 Earnings Conference Call.

Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, an archived podcast will be available approximately two hours after the conclusion of the call at http://investors.azurepower.com/events-and-presentations.

Exchange Rates

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 74.16 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

We,” “us,” the “Group,” “Azure” or “our” refers to Azure Power Global Limited, a company organized under the laws of Mauritius, together with its subsidiaries (including Azure Power Rooftop Private Limited (“AZR”), and Azure Power India Private Limited, or AZI, its predecessor and current subsidiaries).

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as loss (income) plus (a) income tax expense/(benefit), (b) interest expense, net, (c) depreciation and amortization (d) loss/ (gain) on foreign currency exchange, net, (e) Other expenses/ (income) and (f) Impairment loss. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA in this document.

Cash Flow to Equity (CFe)

Cash Flows to Equity is a Non-GAAP financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe GAAP metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We define CFe as profit/ (loss) before tax (the most comparable GAAP metric), adjusted for net cash provided for/ used in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization, maintenance capital expenditure and prepaid lease payments and employee benefits.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to a high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under US GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess Company’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using GAAP results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under GAAP.

We have also bifurcated the CFe into “Operational Assets” and “Others”, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our “Operational Assets”, as the projects which had commenced operations on or before September 30, 2021. The operational assets represent the MWs operating as on the date.

We define “Others” as (i) the project SPV’s which are under construction, or under development, (ii) “corporate” which includes our three Mauritius entities, (iii)other projects not covered under operational assets, (iv) a company incorporated in the United States and (v) other entities under the group which are newly incorporated.

We define “debt amortisation” as the current portion of long-term debt which has been repaid during the period as part of debt repayment obligations, excluding the debt which has been repaid, extinguished or refinanced. It does not include the amortisation of debt financing costs, and interest and hedge payments during the period.

Other items from the Statement of Cash Flows include most of the items that reconcile “Net (loss) gain” and “Changes in operating assets and liabilities” from the Statement of Cash Flows, other than deferred taxes, non-cash employee benefit and amortization of hedging costs.

Investor Relation Contacts:

For investor enquiries, please contact Vikas Bansal at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of September 30,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	11,107	9,513	128.3
Restricted cash	4,881	9,780	131.9
Accounts receivable, net	4,887	5,680	76.6
Prepaid expenses and other current assets	2,190	2,317	31.1
Assets classified as held for sale	3,301	3,683	49.7
Total current assets	26,366	30,973	417.6
Restricted cash	170	95	1.3
Property, plant and equipment, net	108,847	120,808	1,628.7
Software, net	29	21	0.3
Deferred income taxes	1,748	1,999	27.0
Right-of-use assets	4,214	4,023	54.2
Other assets	7,084	2,431	32.8
Investments in held to maturity securities	7	6	0.1
Total assets	148,465	160,356	2,162.0
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	8,943	21,273	286.9
Accounts payable	4,294	5,578	75.2
Current portion of long-term debt	4,658	7,107	95.8
Income taxes payable	46	47	0.6
Interest payable	1,530	854	11.5
Deferred revenue	110	110	1.5
Lease liabilities	283	274	3.7
Other liabilities	1,927	1,920	26.0
Liabilities directly associated with assets classified as held for sale	2,272	2,279	30.7
Total current liabilities	24,063	39,442	531.9
Non-current liabilities:
Long-term debt	89,922	86,929	1,172.2
Deferred revenue	2,353	2,334	31.5
Deferred income taxes	2,046	1,644	22.2
Asset retirement obligations	811	927	12.5
Leases liabilities	3,359	3,212	43.3
Other liabilities	1,459	1,547	20.4
Total liabilities	124,013	136,035	1,834.0
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 48,195,962 and 48,206,937 shares issued and outstanding as of March 31, 2021, and September 30, 2021, respectively	2	2	0.0
Additional paid-in capital	38,004	38,063	513.3
Accumulated deficit	(12,786)	(12,408)	(167.3)
Accumulated other comprehensive loss	(972)	(1,559)	(21.0)
Total APGL shareholders’ equity	24,248	24,098	325.0
Non-controlling interest	204	223	3.0
Total shareholders’ equity	24,452	24,321	328.0
Total liabilities and shareholders’ equity	148,465	160,356	2,162.0

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in millions, except share and per share data)

	Three months ended September 30,			Six months ended September 30,
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	2020	2021	2021	2020	2021	2021
	INR	INR	US$	INR	INR	US$
Operating revenues:
Revenue from customers(1)	3,504	4,386	59.1	7,444	8,826	119.0
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	309	355	4.8	572	700	9.4
General and administrative	883	346	4.7	1,256	773	10.4
Depreciation and amortization	773	860	11.6	1,528	1,679	22.6
Impairment loss	-	14	0.2	-	40	0.5
Total operating costs and expenses:	1,965	1,575	21.2	3,356	3,192	42.9
Operating income	1,539	2,811	37.9	4,088	5,634	76.1
Other expense, net:
Interest expense, net	2,023	2,417	32.6	4,186	4,666	62.8
Other expenses/(income), net	(6)	-	-	-	2	0.0
Loss (gain) on foreign currency exchange, net	(13)	(127)	(1.7)	4	(108)	(1.4)
Total other expenses, net	2,004	2,290	30.9	4,190	4,560	61.4
Profit/ (loss) before income tax	(465)	521	7.0	(102)	1,074	14.7
Income tax (expense)/benefit	97	(821)	(11.1)	(220)	(677)	(9.1)
Net profit (loss)	(368)	(300)	(4.0)	(322)	397	5.6
Less: Net (loss) / profit attributable to non-controlling interest	2	(13)	(0.2)	(5)	(19)	(0.3)
Net (loss) / profit attributable to APGL equity Shareholders	(366)	(313)	(4.2)	(327)	378	5.3
Net (loss) / profit per share attributable to APGL equity Shareholders:
Basic	(7.73)	(6.49)	(0.09)	(6.84)	7.84	0.11
Diluted	(7.73)	(6.49)	(0.09)	(6.84)	7.76	0.10
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	47,924,172	48,204,560		47,817,323	48,203,336
Equity shares: Diluted	47,924,172	48,204,560		47,817,323	48,708,973

(1) Revenue from customers is in accordance with ASC 606, includes sale of power, other revenue items related to generation from solar power.

AZURE POWER GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended September 30,			Six months ended September 30,
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	2020	2021	2021	2020	2021	2021
	INR	INR	US$	INR	INR	US$
Cash flow from operating activities:
Net gain/ (loss)	(368)	(300)	(4.0)	(322)	397	5.6
Adjustments to reconcile gain/(loss) to net cash from/ (used in) operating activities:
Deferred income taxes	136	380	5.1	102	176	2.4
Depreciation and amortization	773	860	11.6	1,528	1,679	22.6
Impairment loss	-	14	0.2	-	40	0.5
Adjustments to derivative instruments	484	293	4.0	973	768	10.4
Loss on disposal of property plant and equipment	-	9	0.1	8	10	0.1
Share based compensation	526	(234)	(3.2)	594	(119)	(1.6)
Amortization of debt financing costs	70	332	4.5	186	428	5.8
Employee benefits	31	(26)	(0.3)	33	(12)	(0.2)
ARO accretion	10	14	0.2	20	26	0.4
Non- cash rent expense	34	56	0.8	26	52	0.7
Allowance for doubtful accounts	25	24	0.3	37	24	0.3
Loan Prepayment charges	-	-	-	234	-	-
Foreign exchange loss /(gain), net	(13)	(127)	(1.7)	4	(108)	(1.5)
Change in operating lease right-of-use assets	226	(108)	(1.5)	72	(44)	(0.6)
Change in operating lease liabilities	(310)	89	1.2	(198)	25	0.3
Changes in operating assets and liabilities:
Accounts receivable, net	683	(459)	(6.2)	(10)	(883)	(11.9)
Prepaid expenses and other current assets	56	610	8.2	(214)	265	3.6
Other assets	(263)	183	2.5	(138)	140	1.9
Accounts payable	(1)	(1,280)	(17.3)	(121)	(828)	(11.2)
Interest payable	955	134	1.7	(286)	(663)	(8.9)
Deferred revenue	(18)	(17)	(0.2)	(13)	(19)	(0.3)
Other liabilities	(43)	478	6.4	(84)	499	6.7
Net cash flows from operating activities	2,993	925	12.4	2,431	1,853	25.1
Cash flow from investing activities
Purchase of property plant and equipment	(5,314)	(4,480)	(60.5)	(7,167)	(12,094)	(163.4)
Purchase of software	(1)	3	0.0	(7)	8	0.1
Sale of available for sale investments	-	-	-	-	1	0.0
Disposal of subsidiary	-	-	-	-	124	1.7
Net cash flows used in investing activities	(5,315)	(4,477)	(60.5)	(7,174)	(11,961)	(161.6)
Cash flows from financing activities
Proceeds from issuance of 3.575% Solar Green bonds	-	30,514	411.5	-	30,514	411.5
Proceeds from equity shares	134	25	0.3	271	23	0.3
Repayments of term and other debt	(127)	(3,287)	(44.0)	(5,704)	(4,849)	(65.4)
Repayment of Green bonds	-	(37,069)	(499.9)	-	(37,069)	(499.9)
Loan prepayment charges	(36)	-	-	(234)	-	-
Proceeds from term and other debt	3,117	14,240	192.0	9,023	24,717	333.3
Net cash provided by financing activities	3,088	4,423	59.9	3,356	13,336	179.8
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(67)	986	13.3	(83)	7	0.4
Net increase/ (decrease) in cash and cash equivalents and restricted cash	766	872	11.8	(1,387)	3,229	43.3
Cash and cash equivalents and restricted cash at the beginning of the period	13,384	17,536	236.5	15,517	16,149	217.8
Add: Cash and cash equivalents and restricted cash, held for sale at the beginning of the year	-	-	-	-	9	0.1
Less: Cash and cash equivalents and restricted cash, held for sale at the end of the period	-	(6)	(0.1)	-	(6)	(0.1)
Cash and cash equivalents and restricted cash at the end of the period	14,047	19,388	261.5	14,047	19,388	261.5

AZURE POWER GLOBAL LIMITED

Unaudited NON-GAAP metrices

(INR and US$ amounts in millions)

CASH FLOWS TO EQUITY (CFe)

	For the three months ended September 30, 2020				For the three months ended September 30, 2021
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Revenue from customers	3,504		-	3,504	4,386		-	4,386	59.1
Cost of operations	309		-	309	355		-	355	4.8
General and administrative	883		682	201	346		146	200	2.7
Depreciation and amortization	773		12	761	860		6	854	11.5
Impairment loss	-		-	-	14		-	14	0.2
Operating income/(loss)	1,539		(694)	2,233	2,811		(152)	2,963	39.9
Interest expense, net	2,023		209	1,814	2,417		582	1,835	24.7
Other expense, net	(6)		(6)	-	-		-	-	-
Loss/(gain) on foreign currency exchange, net	(13)		(1)	(12)	(127)		1	(128)	(1.7)
Profit/(Loss) before income tax	(465)		(896)	431	521		(735)	1,256	16.9
Add: Depreciation and amortization	773		12	761	860		6	854	11.5
Add: Impairment loss	-		-	-	14		-	14	0.2
Add: Loss/(gain) on foreign currency exchange, net	(13)		(1)	(12)	(127)		1	(128)	(1.7)
Add: Amortization of debt financing costs	70		(25)	95	332		79	253	3.4
Add: Other items from Statement of Cash Flows(1)	626		531	95	(157)		(259)	102	1.4
Less: Cash paid for income taxes	(186)		(56)	(130)	(181)		(147)	(34)	(0.5)
Less: Debt amortization(2)	(174)		-	(174)	(911)		-	(911)	(12.3)
Less: Maintenance capital expenditure(3)	-		-	-	-		-	-	-
CFe	631	(4)	(435)	1,066	351	(4)	(1,055)	1,406	18.9

	For the six months ended September 30, 2020				For the six months ended September 30, 2021
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Revenue from customers	7,444		-	7,444	8,826		-	8,826	119.0
Cost of operations	572		-	572	700		-	700	9.4
General and administrative	1,256		931	325	773		431	342	4.6
Depreciation and amortization	1,528		19	1,509	1,679		14	1,665	22.5
Impairment loss	-		-	-	40		-	40	0.5
Operating income/(loss)	4,088		(950)	5,038	5,634		(445)	6,079	82.0
Interest expense, net	4,186		386	3,800	4,666		845	3,821	51.5
Other expense, net	-		-	-	2		2	-	-
Loss/(gain) on foreign currency exchange, net	4		(3)	7	(108)		3	(111)	(1.5)
Profit/(Loss) before income tax	(102)		(1,333)	1,231	1,074		(1,295)	2,369	32.0
Add: Depreciation and amortization	1,528		19	1,509	1,679		14	1,665	22.5
Add: Impairment loss	-		-	—	40		-	40	0.5
Add: Loss/(gain) on foreign currency exchange, net	4		(3)	7	(108)		3	(111)	(1.5)
Add: Amortization of debt financing costs	186		21	165	428		112	316	4.3
Add: Other items from Statement of Cash Flows(1)	952		605	347	(19)		(147)	128	1.7
Less: Cash paid for income taxes	(274)		(87)	(187)	(371)		(304)	(67)	(0.9)
Less: Debt amortization(2)	(365)		-	(365)	(1,090)		-	(1,090)	(14.7)
Less: Maintenance capital expenditure(3)	-		-	-	-		-	-	-
CFe	1,929	(4)	(778)	2,707	1,633	(4)	(1,617)	3,250	43.9

(1)

Other items from the Statement of Cash Flows. For the quarter ended September 30, 2020 and September 30, 2021 respectively, Other items include: loss on disposal of property plant and equipment of INR Nil and INR 9 million (US$ 0.1 million), share based compensation of INR 526 million and reversal of INR 234 million (US$ 3.2 million), non-cash rent expense of INR 34 million and INR 56 million (US$ 0.8 million), allowance for doubtful debts of INR 25 million and INR 24 million (US$ 0.3 million), employee benefit expense of INR 31 million and reversal of INR 26 million (US$ 0.4 million) and ARO accretion of INR 10 million and INR 14 million (US$ 0.2 million).

For the six months ended September 30, 2020 and September 30, 2021 respectively, Other items include: loss on disposal of property plant and equipment of INR 8 million and INR 10 million (US$ 0.1 million), share based compensation of INR 594 million  and reversal of INR 119 million (US$ 1.6 million), non-cash rent expense of INR 26 million  and INR 52 million (US$ 0.7 million), allowance for doubtful debts of INR 37 million and INR 24 million (US$ 0.3 million), employee benefit expense of INR 33 million and reversal of INR 12 million (US$ 0.2 million), loan repayment charges of INR 234 million  and INR Nil (US$ Nil) and ARO accretion of INR 20 million and INR 26 million (US$ 0.4 million).

(2)

Debt Amortization: Repayments of term and other loans during the quarter ended September 30, 2021, was INR 40,356 million (US$ 543.9 million) (refer to the Statement of Cash Flows) which includes INR 39,455 million (US$ 531.6 million) related to refinancing of loans, extinguishment, repayment of debt and payments for hedge and have been excluded to determine debt amortization of INR 911 million (US$ 12.3 million). Repayments of term and other loans during the quarter ended September 30, 2020, was INR 127 million (refer to the Statement of Cash Flows) which includes INR 47 million related to refinancing of loans, extinguishment and repayment of debt and payments for hedge and has been excluded to determine debt amortization of INR 174 million.

Repayments of term and other loans during the six months ended September 30, 2021, was INR 41,918 million (US$ 565.3 million) (refer to the Statement of Cash Flows) which includes INR 40,828 million (US$ 550.6 million) related to refinancing of loans, extinguishment, repayment of debt and payments for hedge and have been excluded to determine debt amortization of INR 1,090 million (US$ 14.7 million). Repayments of term and other loans during the quarter ended September 30, 2020, was INR 5,704 million (refer to the Statement of Cash Flows) which includes INR 5,339 million related to refinancing of loans, extinguishment and repayment of debt and payments for hedge and has been excluded to determine debt amortization of INR 365 million. Further, the amount for six months does not include repayment of Borrowings amounting to INR 295 million (US$ 4.0 million) relating to Capital expenditure relating to re-powering of certain existing projects. The Repayment term of these loan was 3 years.

(3)	Classification of Maintenance capital expenditures and Growth capital expenditures

All our capital expenditures are considered Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance capital expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total CFe to GAAP Cash from Operating Activities:

	For the three months ended September 30, 2020	For the three months ended September 30, 2021	For the six months ended September 30, 2020	For the six months ended September 30, 2021
	Unaudited	Unaudited	Unaudited	Unaudited
CFe (Non-GAAP)	631	351	1,929	1,633
Items included in GAAP Cash from Operating Activities but not considered in CFe
Change in operating assets and liabilities as per statement of cash flows	1,369	(351)	(866)	(1,489)
Current income taxes	233	(441)	(118)	(501)
Prepaid lease payments and employee benefits	(84)	(19)	(126)	(19)
Amortization of hedging costs	484	293	973	768
Items included in CFe but not considered in GAAP Cash Flow from Operating Activities:
Debt amortization	174	911	365	1,090
Cash taxes paid	186	181	274	371
Cash from Operating Activities (GAAP)	2,993	925	2,431	1,853

Reconciliation of Net (Loss)/Profit to Adjusted EBITDA for the periods indicated:

	Unaudited			Unaudited
	Three months ended September 30,			Six months ended September 30,
	2020	2021	2021	2020	2021	2021
	INR	INR	US$	INR	INR	US$
Net (Loss) /Profit	(368)	(300)	(4.0)	(322)	397	5.4
Income tax expense/(benefit)	(97)	821	11.1	220	677	9.1
Interest expense, net	2,023	2,417	32.6	4,186	4,666	62.9
Depreciation and amortization	773	860	11.6	1,528	1,679	22.6
Loss/ (gain) on foreign currency exchange, net	(13)	(127)	(1.7)	4	(108)	(1.5)
Other expenses/ (income)	(6)	-	-	-	2	0.0
Impairment loss	-	14	0.2	-	40	0.5
Adjusted EBITDA	2,312	3,685	49.8	5,616	7,353	99.0

Statement of beneficial ownership:

Name	Number of shares beneficially owned	(%)
Directors and Officers:
Alen Rosling	-	-
Arno Harris (Director)	14,895	0.03%
Cyril Sebastien Dominique Cabanes (Director)	-	-
Yung Oy Pin (Jane) Lun Leung (Director)	-	-
Deepak Malhotra (Director)	-	-
Muhammad Khalid Peyrye (Director)	-	-
Supriya Prakash Sen (Director)	-	-
M S Unnikrishnan (Director)	-	-
Ranjit Gupta (CEO & Director)	-	(1)
Murali Subramanian (COO)	-	(1)
Pawan Kumar Agrawal (CFO)	22,317	0.05%
Kapil Kumar	3,000	0.01%
Gaurang Sethi	3,183	0.01%
Samitla Subba	2,636	0.01%
Akriti Gandotra	3,000	0.01%
Kuldeep Jain	5,000	0.01%
Sarvesh K Singh	3,000	0.01%

(1) As of September 30, 2021, the Company has issued 1,875,000 Stock Appreciation Rights “(SAR’s”) to Mr Ranjit Gupta (CEO) and Mr Murali Subramanian (COO).

.